SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Corporate Tax ID (CNPJ) n# 00.108.786/0001-65
NIRE n° 35.300.177.240
Public Company
Rua Verbo Divino n# 1.356 – 1st floor, São Paulo-SP
________________________________________________________________________________

                                  ANNOUNCEMENT

Net Serviços de Comunicação S.A. (the “Company”)  hereby announces that Mr. Ciro
Kawamura is the  Company’s new  Marketing  and Products  Officer,  replacing Mr.
Marco Aurélio Ferreira who served as the Company’s Commercial Officer and in the several  other  Pay-TV  operators  that  preceded  the actual  structure  of Net
Serviços  for the last 11 years and now is  leaving  the  Company  to pursue new professional challenges.

The arrival of the new  officer is in line with the  Company’s  growth  recovery strategy.  Mr.  Kawamura,  40 years old, has a degree in Production  Engineering from  the  Polytechnic  School  of the  Universidade  de São  Paulo  (USP),  was
Marketing Vice-President (including planning, products, prices,  communications,
PR and relationship  marketing activities) of GVT, a wire-line company operating in the area of Brasil Telecom. Mr. Kawamura also worked as the Marketing Officer of Unicabo and held several strategic positions at Telet, a wireless operator in the state of Rio  Grande do Sul,  Brazil.  In his résumé is also  highlighted  a previous experience at the Company’s marketing area.

                            São Paulo, May 20th, 2003

                            Leonardo P. Gomes Pereira
                 Investor Relations and Chief Financial Officer
                        Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2003

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.